POWELL                                              Atlanta     -     Washington
 GOLDSTEIN LLP


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM



                                 January 9, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4569
Washington, D.C.  20549
Attn:  David Lyon

     Re:       CBC Holding Company
               Schedule 14A
               Filed on September 26, 2005
               File No. 0-22451

               Schedule 13E-3
               Filed on September 26, 2005
               File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated October 28, 2005 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 1 to the Proxy Statement with cross-references indicating to which comment we are responding.

Schedule 13E-3
--------------

1. It appears that some unaffiliated security holders will be permitted to elect to become S-corporation shareholders, and others will not. Because the transaction will have different effects on different groups of unaffiliated security holders, you must revise the document to provide the filing person's fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981). We note that in certain sections of the document, you state that the transaction is fair to the company, that it is fair to the unaffiliated security holders (cover page), and that it is "fair to our unaffiliated shareholders who will receive cash and who will retain their shares"; however, you should revise the document throughout to clarify that each filing person made two separate fairness determinations, one with respect to each group of unaffiliated security holders. In doing so, clarify which factors were included in the board's discussion of its fairness determination support or detract from the fairness determinations with respect to each group.


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
POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 2


     WE HAVE MADE REVISIONS THROUGHOUT THE PROXY STATEMENT TO CLARIFY THAT EACH FILING PERSON DETERMINED BOTH THAT THE REORGANIZATION WAS FAIR TO UNAFFILIATED SHAREHOLDERS WHO WILL RECEIVE CASH FOR THEIR SHARES AND THAT THE REORGANIZATION WAS FAIR TO UNAFFILIATED SHAREHOLDERS WHO WILL RETAIN THEIR SHARES.

     EACH OF THE FACTORS DETAILED UNDER "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION PLAN - SUBSTANTIVE FAIRNESS" APPLIES TO BOTH THE SHAREHOLDERS WHO WILL RECEIVE CASH FOR THEIR SHARES AND SHAREHOLDERS WHO WILL RETAIN THEIR SHARES. THE FACTORS IN THIS SECTION SUPPORT THE FAIRNESS OF THE CASH PAYMENT OF $17.80 PER SHARE TO SHAREHOLDERS WHO ARE NOT MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS. ADDITIONALLY, THE BOARD BELIEVES THAT PAYING $17.80 PER SHARE TO SHAREHOLDERS RECEIVING CASH IS FAIR TO THE REMAINING SHAREHOLDERS, INCLUDING BOTH THE AFFILIATED AND UNAFFILIATED SHAREHOLDERS, BECAUSE THOSE SHAREHOLDERS MAY CHOOSE TO RECEIVE THE CASH CONVERSION PRICE FOR THEIR SHARES IN THE REORGANIZATION BY NOT RETURNING A SIGNED S-CORPORATION ELECTION FORM OR SHAREHOLDERS AGREEMENT TO CBC HOLDING COMPANY. THEREFORE, EACH OF THE FACTORS IN THE FAIRNESS DETERMINATION ALSO SUPPORTS THE BOARD'S DETERMINATION THAT THE REORGANIZATION IS FAIR TO SHAREHOLDERS WHO WILL RETAIN THEIR SHARES. WE HAVE MADE REVISIONS THROUGHOUT THE PROXY STATEMENT IN ORDER TO CLARIFY THIS POINT.

Schedule 14A
------------

2. Please provide a form of proxy, marked as a preliminary copy, with your amended filing.

     WE HAVE INCLUDED A FORM OF PROXY, MARKED AS A PRELIMINARY COPY, WITH THE AMENDED FILING OF THE PROXY STATEMENT.

Shareholder Letter
------------------

3. Please review your document to cull legalisms, redundancies, jargon, defined terms, and impenetrable sentences and delete information that is not important to shareholders. For example paragraph two contains the legal steps for the transaction and disclosure of the Interim Corporation, which is defined, none of which is helpful to the reader on the cover page. A few pages later the information is repeated, the interim company is again defined and the legalisms "with and into," and, "pursuant to" are used.

     WE HAVE REVISED THE SHAREHOLDER LETTER TO DELETE DETAIL ABOUT THE TRANSACTION THAT IS REPEATED IN THE FOREPART OF THE PROXY STATEMENT. WE HAVE ALSO REVISED THE DOCUMENT TO REDUCE LEGALISMS, REDUNDANCIES AND DEFINED TERMS WHEREVER POSSIBLE.

4. We understand from discussions with Mr. Wheeler, counsel for the company, that all shareholders will be cashed out except for those who are members of the 70 family groups. If correct, please explain this situation clearly in the cover letter and the proxy statement.

     WE HAVE REVISED THE SHAREHOLDER LETTER AND THE PROXY STATEMENT TO EXPLAIN THAT SHAREHOLDERS WHO ARE MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS, EMPLOYEES OF CBC HOLDING COMPANY OR EMERITUS DIRECTORS MAY CHOOSE EITHER TO REMAIN AS SHAREHOLDERS OR TO RECEIVE CASH FOR THEIR SHARES, AND THAT ALL OTHER SHAREHOLDERS WILL RECEIVE CASH FOR THEIR SHARES.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 3


Please address in the forepart of the proxy statement the following related comments:

     - Disclose what a family group and family group member is. Provide more detailed discussion of this in the proxy statement. Also explain who determined to have 70 family groups and why, and how the 70 family groups where chosen, and whether or not the number of family groups will change during the solicitation period.

     WE HAVE ADDED AN EXPLANATION IN THE PROXY STATEMENT OF THE FAMILY GROUP CONCEPT AS REGULATED BY THE IRS FOR SUBCHAPTER S PURPOSES. THE PROXY STATEMENT PROVIDES THAT THE 70 QUALIFYING FAMILY GROUPS ARE MADE UP OF THE 70 ELECTING FAMILY GROUPS COLLECTIVELY HOLDING THE MOST SHARES OF CBC HOLDING COMPANY COMMON STOCK. AS YOU MAY KNOW, IN ORDER TO BE TREATED AS A SUBCHAPTER S CORPORATION FOR TAXATION PURPOSES, THE CORPORATION MUST HAVE FEWER THAN 100 FAMILY GROUPS AS SHAREHOLDERS. BY SELECTING 70, THE COMPANY COMFORTABLY FALLS BELOW THE 100 FAMILY GROUP LIMIT AND THE 241 TOTAL CORRESPONDING SHAREHOLDERS ALLOW THE COMPANY TO FALL BELOW THE 300 SHAREHOLDER THRESHOLD FOR GOING PRIVATE PURPOSES. WE HAVE CLARIFIED THAT THE NUMBER OF FAMILY GROUPS WILL NOT CHANGE DURING THE SOLICITATION PERIOD.

     - Disclose how and when shareholders will be notified whether or not they are a family group member and whether or not shareholders can contest the determination as to whether or not they are in a family group.

     WE HAVE REVISED THE PROXY STATEMENT TO STATE THAT SHAREHOLDERS WHO ARE IN ONE OF THE 70 QUALIFYING FAMILY GROUPS AS OF THE DATE OF MAILING WILL RECEIVE A PRELIMINARY LETTER ENCLOSED WITH THE PROXY STATEMENT THAT INFORMS THEM AS SUCH. AFTER THE FINAL DETERMINATION OF THE 70 QUALIFYING FAMILY GROUPS HAS BEEN MADE, FOLLOWING THE SHAREHOLDERS' OPPORTUNITY TO ACQUIRE ADDITIONAL SHARES, CBC HOLDING COMPANY WILL SEND A FINAL DETERMINATION LETTER TO THE MEMBERS OF THE FINALLY DETERMINED 70 QUALIFYING FAMILY GROUPS AS WELL AS ANY SHAREHOLDERS WHO RECEIVED A PRELIMINARY LETTER BUT WHO ARE NO LONGER MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS, IF ANY. WE ARE NOT AWARE OF ANY IRS GUIDANCE PERMITTING CONTESTING A FAMILY GROUP DESIGNATION.

     - Supply us supplementally with any supplemental correspondence that will be used.

     WE HAVE ATTACHED AS EXHIBIT 1 A COPY OF THE PRELIMINARY LETTER WE WILL PROVIDE TO SHAREHOLDERS STATING THAT THEY ARE A MEMBER OF ONE OF THE PRELIMINARY 70 QUALIFYING FAMILY GROUPS AND A COPY OF THE LETTER WE WILL SEND ONCE THE FINAL DETERMINATION OF THE 70 QUALIFYING GROUPS HAS BEEN MADE.

     - We understand that you may only write to those who are family members. Consider providing in the proxy statement a telephone number or other means for all shareholders to confirm their status in a timely manner.

     WE HAVE A PROVIDED A TELEPHONE NUMBER WHICH SHAREHOLDERS MAY CALL IN ORDER TO CONFIRM THEIR STATUS AS A MEMBER OF ONE OF THE 70 QUALIFYING FAMILY GROUPS.

     - Advise us supplementally as to the precedent for this family group arrangement.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 4


     UNDER SECTION 1361(c)(1) OF THE INTERNAL REVENUE CODE, UP TO SIX GENERATIONS OF FAMILY MEMBERS MAY ELECT TO BE INCLUDED IN AN ELECTING FAMILY GROUP AND BE COUNTED AS A SINGLE SHAREHOLDER FOR SUBCHAPTER S PURPOSES.

     -    Disclose whether a family group member can choose to be cashed out.

     WE HAVE REVISED THE PROXY STATEMENT TO DISCLOSE THAT ANY SHAREHOLDER MAY CHOOSE TO RECEIVE CASH FOR HIS OR HER SHARES.

     - Clarify how a security holder can determine, with certainty, whether or not they are eligible to make the S election. Revise the fairness determinations to clarify what consideration the filing persons gave to this uncertainty in determining that the transaction was fair to both groups of unaffiliated security holders.

     WE HAVE REVISED THE PROXY STATEMENT TO PROVIDE THAT SHAREHOLDERS WHO HAVE QUESTIONS ABOUT THEIR ELIGIBILITY TO BE SHAREHOLDERS OF A SUBCHAPTER S CORPORATION MAY CONTACT GEORGE M. RAY AND THAT CBC HOLDING COMPANY URGES SHAREHOLDERS WHO HOLD THEIR SHARES IN A TRUST TO SEEK OUTSIDE LEGAL AND TAX ADVICE AS TO THE ELIGIBILITY OF THE TRUST. WE HAVE FURTHER REVISED THE PROXY STATEMENT TO CLARIFY THAT BECAUSE SHAREHOLDERS WHO ARE UNCERTAIN AS TO THEIR ELIGIBILITY MAY LOOK TO ANY OF THESE SOURCES FOR ADDITIONAL INFORMATION, THE BOARD OF DIRECTORS DID NOT SPECIFICALLY CONSIDER SHAREHOLDERS' UNCERTAINTY AS TO THEIR ELIGIBILITY WHEN MAKING ITS FAIRNESS DETERMINATION.

5. Clarify that all shareholders have dissenters rights and explain what this means.

     WE HAVE INSERTED A PARAGRAPH INFORMING ALL SHAREHOLDERS THAT THEY HAVE DISSENTERS' RIGHTS, EXPLAINING WHAT DISSENTERS' RIGHTS ARE, AND REFERRING SHAREHOLDERS TO APPENDIX D FOR THE RELEVANT EXCERPT FROM THE GEORGIA BUSINESS CORPORATION CODE.

6. The concept of a subchapter S corporation may be unknown to your reader. Please briefly explain this concept.

     WE HAVE INSERTED A BRIEF DESCRIPTION OF WHAT IT MEANS TO BE AN S CORPORATION IN THE SECOND PARAGRAPH OF THE SHAREHOLDER LETTER.

7. You state that you "cannot advise [security holders] regarding the merits of the options available to [them] through the reorganization plan." As each filing person must provide a fairness determination with respect to the transaction, this disclosure is unclear. Please revise.

     WE HAVE REVISED THIS SENTENCE AS REQUESTED.

General
-------

8. Revise the document to provide all appendices. With respect to Appendix D, please tell us why you have provided an excerpt from the Georgia Business Corporation Code relating to dissenters' rights. If you have provided all information with respect to dissenters' rights, but excerpts from related areas of the code, please clarify.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 5


     WE HAVE REVISED THE DOCUMENT TO PROVIDE ALL APPENDICES. WE HAVE INCLUDED
     ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION ACT RELATING TO DISSENTERS' RIGHTS IN ITS ENTIRETY. WE HAVE NOT INCLUDED EXCERPTS FROM ANY OTHER CODE SECTION.

Important Notices
-----------------

9. Reference is made to the last sentence of paragraph two. Please advise us of the basis for this statement and the reason for it. We note that what shareholders will be provided with will be a public document. It is also unclear to us the basis for the first sentence in the last paragraph. Please advise.

     WE HAVE DELETED THE LAST SENTENCE OF PARAGRAPH TWO BECAUSE THE DOCUMENT WILL BE PUBLICLY AVAILABLE. WE HAVE INCLUDED THE FIRST SENTENCE IN THE LAST PARAGRAPH IN ORDER TO INFORM SHAREHOLDERS WHO MAY WISH TO RECEIVE EXPERT ADVISE AS TO LEGAL, TAX AND ACCOUNTING MATTERS THAT THIS DOCUMENT DOES NOT PURPORT TO PROVIDE SUCH ADVICE AND TO ENCOURAGE SUCH SHAREHOLDERS TO SEEK OUTSIDE EXPERT ADVICE ON THOSE MATTERS, SINCE EACH INDIVIDUAL SHAREHOLDER'S LEGAL AND FINANCIAL CIRCUMSTANCES MAY VARY WIDELY.

Summary Term Sheet, page 1
--------------------------

10. Please delete the qualification in the second sentence. By definition a summary is short and abbreviated, and therefore the qualification is unnecessary.

     WE HAVE DELETED THE SECOND SENTENCE ON PAGE 1 OF THE SUMMARY TERM SHEET IN ACCORDANCE WITH YOUR DIRECTION.

11. We note in the agreement that there are additional factors dealing with who will be cashed out. For example, those in Item (a)(3) and (a)(4) dealing with the number of shares owned and state of residence. It is not clear why these are included in the agreement. To the extent that they impact shareholders who belong to one of the 70 family groups, please address these factors in the proxy statement.

     WE HAVE DELETED SECTIONS 5(A)(3) AND 5(A)(4) FROM THE AGREEMENT AND PLAN OF REORGANIZATION ATTACHED AS APPENDIX A TO THE PROXY STATEMENT. THERE IS NO REQUIREMENT THAT SHAREHOLDERS BE GEORGIA RESIDENTS OR HOLDERS OF A THRESHOLD NUMBER OF SHARES IN ORDER TO REMAIN SHAREHOLDERS OF CBC HOLDING COMPANY, OTHER THAN THE REQUIREMENT THAT A SHAREHOLDER MUST BE A MEMBER OF ONE OF THE 70 QUALIFYING FAMILY GROUPS OR AN EMPLOYEE OR EMERITUS DIRECTOR OF CBC HOLDING COMPANY IN ORDER TO RETAIN HIS OR HER SHARES.

12. It appears that the proxy statement is addressed to three basic groups, at times those who are members of a family group, at times to shareholders who are not members of a family group and sometimes to both groups. Please revise the proxy statement so that it is clear to whom you are speaking on a given issue. For example, the requirements that must be met in order to maintain one's stock ownership status seem only to apply to those who are in a family group. Dissenter's rights seem to apply to all. Please consider this issue throughout the proxy statement and make appropriate clarifying changes.

     WE HAVE MADE CHANGES THROUGHOUT THE PROXY STATEMENT TO CLARIFY TO THE READER TO WHOM THE PROXY STATEMENT IS SPEAKING OR PROVIDING INSTRUCTIONS. IN PARTICULAR, WE HAVE CLARIFIED THAT ONLY MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS, EMPLOYEES AND EMERITUS DIRECTORS WHO ARE

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 6


     ELIGIBLE SHAREHOLDERS MUST RETURN THE SHAREHOLDERS AGREEMENT AND ELECTION FORM. IN ADDITION, WE HAVE CLARIFIED THAT ALL SHAREHOLDERS, REGARDLESS OF THEIR ELIGIBILITY TO CONTINUE AS SHAREHOLDERS OF CBC HOLDING COMPANY AFTER THE REORGANIZATION, ARE ENTITLED TO DISSENTERS' RIGHTS.

13. Clarify how and until what date a security holder may change or revoke his or her election.

     WE HAVE ADDED A SENTENCE TO THE SUMMARY TERM SHEET ON PAGE 2 INFORMING SHAREHOLDERS THAT THEY MAY CHANGE OR REVOKE THEIR ELECTION BY CONTACTING GEORGE M. RAY NO LATER THAN _________, 2006.

Effects of the Reorganization, page 2
-------------------------------------

14. Please provide us with a copy of the valuation or opinion and file it as an Exhibit to the Schedule 13E-3 as required by Item 1016 of Regulation M-A. Disclose who determined the price to be paid to shareholders cashed out in the transaction and how the price was determined. If the financial advisor was asked to set the price to be paid, please clarify this fact, as required by Item 1015(b)(5) of Regulation M-A.

     WE HAVE REVISED THE PROXY STATEMENT TO DISCLOSE THAT SOUTHARD FINANCIAL WAS ASKED TO DETERMINE THE FAIR VALUE OF THE SHARES, RATHER THAN THE PRICE TO BE PAID TO SHAREHOLDERS. CBC HOLDING COMPANY DETERMINED THAT SOUTHARD'S DETERMINATION OF FAIR VALUE WAS THE PROPER PRICE TO PAY ITS SHAREHOLDERS.

15. Explain how you derived the 241 figure. Also, such as on page 13 where you discuss the number of shares outstanding, explain the assumptions you are using. Also clarify how the 241 number conforms with your desire to qualify as a Subchapter S company that you say requires less than 100 shareholders.

     AS STATED IN THE PROXY STATEMENT, THE 241 SHAREHOLDERS HOLDING THE MOST SHARES OWN APPROXIMATELY 70% OF THE SHARES. FOR THE PURPOSES OF SUBCHAPTER S OF THE IRS CODE, THESE 241 SHAREHOLDERS, WHEN GROUPED INTO THEIR ELECTING FAMILY GROUPS, AS PROJECTED BY CBC HOLDING COMPANY, AS DESCRIBED IN SECTION 1361(C)(1) OF THE IRS CODE, COMPRISE 70 FAMILY GROUPS, WITH EACH GROUP BEING TREATED AS A SINGLE SHAREHOLDER FOR PURPOSES OF SUBCHAPTER S.

     IN DETERMINING THAT APPROXIMATELY 511,869 SHARES WILL REMAIN OUTSTANDING AFTER THE REORGANIZATION, WE ARE ASSUMING THAT THE CURRENT 70 QUALIFYING FAMILY GROUPS WILL REMAIN THE 70 ELECTING FAMILY GROUPS COLLECTIVELY HOLDING THE GREATEST NUMBER OF SHARES AND THAT EACH OF THESE 70 QUALIFYING FAMILY GROUPS WILL ELECT TO REMAIN AS A SHAREHOLDER OF CBC HOLDING COMPANY FOLLOWING THE REORGANIZATION. THE 70 QUALIFYING FAMILY GROUPS COLLECTIVELY HOLD APPROXIMATELY 511,869 SHARES OF CBC HOLDING COMPANY COMMON STOCK.

     WE HAVE REVISED THE PROXY STATEMENT TO CLARIFY THESE POINTS.

16. In the fourth bullet point, ("Diluted earnings per share") disclose the time periods discussed for the June 30, 2005 date; i.e. is this for 6 months or for a year.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 7


     WE HAVE REVISED OUR DISCLOSURE IN THE FOURTH BULLET POINT UNDER "EFFECT OF REORGANIZATION ON CBC HOLDING COMPANY" ON PAGE 3 TO CLARIFY THAT DILUTED EARNINGS PER SHARE ARE CALCULATED FOR THE SIX MONTHS ENDED ON JUNE 30, 2005.

Fairness of the Reorganization, page 3
--------------------------------------

17. It appears from the information in the proxy statement that Southard provided you with a range of values. For example, using their whole bank transaction it appears to us that they have valued each stock at $21 per share. Please clarify this point, with quantification, as correct.

     WE HAVE REVISED THE SECOND BULLET POINT UNDER "FAIRNESS OF THE REORGANIZATION" TO DISCLOSE THAT SOUTHARD'S VALUATION INCORPORATED VARIOUS VALUATION METHODOLOGIES IN ITS DETERMINATION OF FAIR VALUE, WHICH, IF TAKEN INDIVIDUALLY, COULD HAVE RESULTED IN A RANGE OF VALUES OF CBC HOLDING COMPANY'S COMMON STOCK. HOWEVER, SOUTHARD ASSIGNED CERTAIN WEIGHTS TO THE INDIVIDUAL VALUATION METHODOLOGIES IN ORDER TO PROPERLY REFLECT THE RELEVANCE OF EACH PARTICULAR VALUATION METHODOLOGY, RESULTING IN A FAIR VALUE PER SHARE OF $17.80. WE HAVE ALSO REVISED THE SECTION UNDER "OPINION OF INDEPENDENT FINANCIAL ADVISOR" TO CLARIFY THIS POINT.

18. In the first full paragraph on page 4 you state that the price represents a 30% premium. Consider revising the text to delete the term premium because it would seem to us that to have a premium, that should refer to an amount larger than the standard multiple over book.

     WE HAVE REVISED THE THIRD BULLET POINT UNDER "FAIRNESS OF THE REORGANIZATION" TO REPLACE THE PHRASE "PREMIUM TO BOOK VALUE" WITH "MULTIPLE OVER BOOK VALUE" AND HAVE DELETED THE PHRASE STATING THAT THE PRICE REPRESENTS A 30% PREMIUM. WE HAVE ALSO REMOVED OTHER REFERENCES TO A PREMIUM WITH RESPECT TO THE PRICE TO BE PAID TO CBC HOLDING COMPANY'S SHAREHOLDERS.

19. Clarify to whom you refer when you state, "We believe the reorganization is fair" Revise the summary term sheet to summarize the fairness determinations provided by each filing person. Also revise the summary term sheet to briefly describe the affiliates' conflicts of interest.

     WE HAVE REVISED THE FIRST SENTENCE UNDER "FAIRNESS OF THE REORGANIZATION" TO CLARIFY THAT WE ARE REFERRING TO ALL SHAREHOLDERS, INCLUDING UNAFFILIATED SHAREHOLDERS WHO WILL RECEIVE CASH FOR THEIR SHARES AND UNAFFILIATED SHAREHOLDERS WHOSE SHARES OF COMMON STOCK WILL REMAIN OUTSTANDING AFTER THE REORGANIZATION. WE HAVE FURTHER REVISED THIS SECTION TO NAME EACH OF THE FILING PERSONS AND TO CLARIFY THAT EACH FILING PERSON MADE HIS OWN FAIRNESS DETERMINATION. FINALLY, WE HAVE ADDED A BULLET POINT TITLED "EFFECT OF THE REORGANIZATION ON AFFILIATES" WHICH BRIEFLY DESCRIBES THE AFFILIATES' CONFLICTS OF INTEREST.

Market for CBC Holding Company's Common Stock, page 4
-----------------------------------------------------

20. Explain how this required level of ownership interrelates with the requirement that one be a member of a family group in order to continue as a shareholder.

     WE HAVE REVISED THE FIRST SENTENCE UNDER THE HEADING "MARKET FOR CBC HOLDING COMPANY'S COMMON STOCK" TO EXPLAIN THAT THE 70 QUALIFYING FAMILY GROUPS ARE MADE UP OF THE 70

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 8


     ELECTING FAMILY GROUPS COLLECTIVELY HOLDING THE MOST SHARES OF COMMON STOCK OF CBC HOLDING COMPANY. AN INDIVIDUAL WITH NO RELATIVES MAY BE AN ELECTING FAMILY GROUP BY HIS OR HERSELF.

21. You state, "To obtain information regarding purchasing additional shares in the open market, please contact George Ray at Tell us what information Mr. Ray will provide security holders in this regard.

     MR. RAY WILL PROVIDE INFORMATION TO SHAREHOLDERS REGARDING PRICE, FORMAT, TIMING AND OTHER LOGISTICAL DETAILS WITH RESPECT TO PURCHASING ADDITIONAL SHARES IN THE OPEN MARKET.

22. Disclose how many shares will have to be owned in order to become eligible to receive stock. Also, explain the impact of the limited market in your shares on a shareholder's ability to purchase additional shares, particularly if other limited owners are also seeking additional shares.

     THE NUMBER OF SHARES THAT A SHAREHOLDER MUST OWN IN ORDER TO BE A MEMBER OF A QUALIFYING FAMILY GROUP WILL DEPEND ON HOW MANY SHARES, IF ANY, ARE PURCHASED BY OTHER SHAREHOLDERS AS OF THE DATE OF THE FINAL DETERMINATION OF THE 70 QUALIFYING FAMILY GROUPS, AND HOW MANY SHARES ARE OWNED BY THE OTHER MEMBERS OF HIS OR HER FAMILY GROUP. WE HAVE REVISED THE PARAGRAPH TO EXPLAIN THE LIMITED MARKET FOR PURCHASING ADDITIONAL SHARES.

Dissenters' Rights, page 5
--------------------------

23.  Briefly describe what it means to use dissenters' rights.

     WE HAVE REVISED THIS PARAGRAPH TO BRIEFLY DESCRIBE WHAT IT MEANS TO USE DISSENTERS' RIGHTS UNDER ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE.

24. Describe the basic steps a shareholder must follow to obtain dissenters rights.

     WE HAVE EXPANDED THIS PARAGRAPH TO DESCRIBE THE BASIC STEPS A SHAREHOLDER MUST TAKE IN ORDER TO COMPLY WITH ARTICLE 13 AND TO BE ELIGIBLE TO OBTAIN DISSENTERS' RIGHTS.

Purpose of the Reorganization Plan, page 9
------------------------------------------

25.  In the fourth paragraph label the term, fair price, as an opinion.

     WE HAVE REVISED THIS PARAGRAPH TO STATE THAT THE REORGANIZATION PLAN WILL ALLOW US TO PAY THESE SHAREHOLDERS A PRICE FOR THEIR SHARES THAT THE BOARD, IN ITS OPINION, BELIEVES TO BE FAIR.

Alternatives Considered, page 10
---------------------------------

26. At the end of this first section you reference alternatives that were "included." Please revise the text to clarify that the matters that follow include all of the material alternatives considered. Also, disclose what consideration was given to maintaining the status quo.

     WE HAVE REVISED THE FIRST PARAGRAPH IN THIS SECTION TO CLARIFY THAT ALL OF THE MATERIAL ALTERNATIVES CONSIDERED ARE LISTED. WE HAVE ALSO ADDED A DESCRIPTION OF THE CONSIDERATION GIVEN TO MAINTAINING THE STATUS QUO.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                          Page 9


Background of the Transaction, page 10
--------------------------------------

27. We note your next page reference to a meeting on August 3, 2005. Please expand the discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, or the like, among board members, management and third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date (if there are more than those already disclosed) of each meeting. In particular, we note the following:

          a. What members of management and/or the board were involved in these determinations?
          b. Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.
          c.   Disclose the material items and terms discussed at each meeting.
          d.   Disclose when the board made its fairness determination.
          e. Elaborate upon how the board determined that the midpoint of the range of values, as opposed to some other number within that range, was deemed to be the "best estimate of the fair value of the common stock."
          f. Elaborate upon how the board arrived at the ratio of 100:1, as opposed to a lower ratio, considering this ratio will reduce the number of shareholders well under the threshold that will allow deregistration.

     WE HAVE REVISED THIS SECTION OF THE PROXY STATEMENT TO EXPAND OUR DISCUSSION OF THE BACKGROUND OF THE TRANSACTION. AS MY COLLEAGUE LAUREN GUDRITZ DISCUSSED WITH DAVID LYON, THIS COMMENT SEEKS AN EXPANDED DISCUSSION OF THE REORGANIZATION AS A WHOLE AND NOT ONLY THE CONSIDERATION GIVEN TO THE REVERSE STOCK SPLIT ALTERNATIVE, AND ITEM 27(F) IS INAPPLICABLE TO OUR TRANSACTION.

28. To the extent practicable, quantify the anticipated future cost increases discussed in the paragraph at the top of page 11.

     WE HAVE REVISED THIS PARAGRAPH TO DESCRIBE THE FUTURE COST INCREASES ASSOCIATED WITH COMPLIANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT, AND HAVE REVISED OUR DISCLOSURE UNDER "REASONS FOR THE REORGANIZATION" TO QUANTIFY THE ANTICIPATED EXPENSES ASSOCIATED WITH COMPLIANCE WITH SECTION 404.

29. Disclose the method of selection of the financial advisor and the financial advisor's qualification as required by Item 1015(b)(2) and (3) of Regulation M-A.

     WE HAVE REVISED THIS SECTION TO DESCRIBE THAT CBC HOLDING COMPANY SELECTED SOUTHARD FINANCIAL BASED ON (1) ITS REPUTATION AND EXPERIENCE IN RENDERING VALUATIONS AND FAIRNESS OPINIONS, (2) ITS KNOWLEDGE OF THE FINANCIAL SERVICES INDUSTRY AND CBC HOLDING COMPANY'S BUSINESS AND (3) THE OVERALL TERMS, INCLUDING FEES, OF THE ENGAGEMENT.

Reasons for the Reorganization, page 12
---------------------------------------

30. You cite the limited market for common stock as a reason for the reorganization. Revise the filing to disclose information regarding the volume of trading in your securities for the past two years. Also provide the market information required by Item 1002(c) of Regulation M-A.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 10


     WE HAVE REVISED THIS SECTION TO STATE THAT THERE IS NO ESTABLISHED TRADING MARKET FOR OUR STOCK. ANY TRADING ACTIVITY, AS IT OCCURS, TAKES PLACE IN PRIVATELY NEGOTIATED TRANSACTIONS. TO OUR KNOWLEDGE, OUR STOCK HAS TRADED AT PRICES RANGING FROM $10.00 TO $13.50 PER SHARE DURING THE PAST TWO YEARS.

Potential Disadvantages of the Reorganization, page 13
------------------------------------------------------

31. Disclose what information, if any, you plan to disseminate to security holders after the reorganization.

     WE HAVE REVISED THE PROXY STATEMENT TO DISCLOSE THAT AFTER THE REORGANIZATION, WE WILL DELIVER ANNUAL AUDITED FINANCIAL STATEMENTS UPON WRITTEN REQUEST OF A SHAREHOLDER, AS REQUIRED UNDER GEORGIA LAW, AND WILL MAKE SUCH FINANCIAL STATEMENTS AVAILABLE FOR INSPECTION BY SHAREHOLDERS AT CBC HOLDING COMPANY'S CORPORATE OFFICE.

Reduction in Book Value, page 14
---------------------------------

32. While the staff encourages projections, you may wish to check the December 31, 2006 date in this section.

     WE HAVE CORRECTED THIS SECTION TO PROVIDE HISTORICAL AND PRO FORMA EARNINGS PER SHARE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004.

Consolidation of Management Ownership, page 15
----------------------------------------------

33. It is unclear how you determined that an increase in beneficial ownership from 34.2% to 47.7% is "slight." Please revise this section, the disclosure on page 16, and other similar statements throughout the proxy.

     WE HAVE REVISED THE PROXY STATEMENT THROUGHOUT TO REMOVE ANY REFERENCE TO THE INCREASE IN BENEFICIAL OWNERSHIP AS BEING "SLIGHT."

Remaining Shares, page 15
-------------------------

34. Reference is made to the last sentence in the third from last paragraph. Clarify if the June 30 information is for a year or six months.

     WE HAVE REVISED THIS SECTION TO CLARIFY THAT THE JUNE 30 INFORMATION IS FOR THE SIX MONTHS ENDED JUNE 30, 2005.

Tax Benefits of a Subchapter S Corporation, page 17
---------------------------------------------------

35. We note the disclosure that "a subchapter S corporation has a distinct advantage over a regular corporation in structuring a more tax-advantaged sale of the corporation's business to a prospective buyer." While we note disclosure later on this page that you have no current plans to sell the business, if the desire to be a more attractive target for acquisition is one purpose of conducting a transaction in this form at this time for any of the filing persons, then revise the document to disclose this fact, as required by Item 1013(c) of Regulation M-A.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 11


     WE HAVE DELETED THIS ENTIRE DISCLOSURE FROM THE PROXY STATEMENT. CBC HOLDING COMPANY CURRENTLY HAS NO PLANS TO SELL THE COMPANY, AND THE DESIRE TO BE A MORE ATTRACTIVE TARGET FOR ACQUISITION WAS NOT A PURPOSE FOR CONDUCTING THE REORGANIZATION.

Federal Income Tax Consequences, page 19
-----------------------------------------

36. Disclose whether this discussion reflects a tax opinion received by CBC. If it does, identify the party supplying the opinion and include it as an exhibit.

     WE HAVE REVISED THIS SECTION TO STATE THAT CBC HOLDING COMPANY DID NOT RECEIVE A TAX OPINION WITH RESPECT TO THIS TRANSACTION.

Recommendation of the Board of Directors; Fairness , page 21
------------------------------------------------------------

37. Please disclose whether all of the directors participated in the vote for the transaction. See Item 1014(a) of Regulation M-A.

     WE HAVE REVISED THIS SECTION TO CLARIFY THAT EACH DIRECTOR OF CBC HOLDING COMPANY PARTICIPATED IN THE VOTE ON THE REORGANIZATION PLAN WITH NO ABSTENTIONS OR DISSENTS.

38. At the bottom of page 21 you state that "no director or executive officer is making any recommendation to the shareholders in his or her individual capacity"; however, it appears that these persons have made individual recommendations to the extent that they are filing persons on the Schedule 13E-3. On page 26, you disclose that the named filing persons believe the transaction is in the best interests of the unaffiliated security holders. Please clarify the disclosure on page 21.

     WE HAVE REVISED THE PROXY STATEMENT TO CLARIFY THAT NO DIRECTOR OR EXECUTIVE OFFICER IS MAKING A RECOMMENDATION TO THE SHAREHOLDERS IN HIS OR HER INDIVIDUAL CAPACITY REGARDING HOW THE SHAREHOLDERS SHOULD VOTE ON THE REORGANIZATION PLAN. THE AFFILIATES OF CBC HOLDING COMPANY DO, HOWEVER, INDIVIDUALLY BELIEVE THAT THE TRANSACTION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND THAT $17.80 IS A FAIR PRICE TO PAY THE SHAREHOLDERS BEING CASHED OUT.

Substantive Fairness, page 22
-----------------------------

39. Disclose whether each factor described did or did not support the conclusion of the CBC directors. If all of the factors supported the fairness conclusion, state this fact in the document.

     WE HAVE REVISED THIS SECTION TO STATE THAT EACH OF THE FACTORS LISTED SUPPORTED THE CONCLUSION OF THE BOARD OF DIRECTORS THAT THE REORGANIZATION IS SUBSTANTIVELY FAIR TO ALL SHAREHOLDERS.

40. In addressing the work of Southard Financial, disclose whether all of the different forms of analysis supported the fairness opinion. If they did not, disclose which did not, how they did not and how this was considered in your overall conclusion.

     WE HAVE REVISED THE PROXY STATEMENT TO STATE THAT EACH OF THE DIFFERENT FORMS OF ANALYSIS PERFORMED BY SOUTHARD FINANCIAL SUPPORTED ITS OPINION REGARDING THE FAIR VALUE OF CBC HOLDING COMPANY'S COMMON STOCK. AS DESCRIBED IN ITS REPORT, SOUTHARD FINANCIAL ASSIGNED

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 12


     WEIGHTS TO EACH VALUE DERIVED FROM EACH VALUATION METHODOLOGY, RESULTING IN A VALUE OF $13,037,800, OR $17.80 PER SHARE.

41. To the extent practicable, disclose the weight assigned to each factor considered, including the individual forms of analysis provided by Southard Financial. See Item 1014(b) of Regulation M-A.

     WE DID NOT DISCLOSE THE WEIGHT ASSIGNED TO EACH FACTOR CONSIDERED AS THE BOARD DID NOT ASSIGN ANY SPECIFIC WEIGHT TO THE FACTORS LISTED BELOW, AND INDIVIDUAL DIRECTORS MAY HAVE GIVEN DIFFERING WEIGHT TO DIFFERENT FACTORS. HOWEVER, WE HAVE REVISED THE PROXY STATEMENT TO DISCLOSE THAT THE BOARD OF DIRECTORS RECOGNIZES THE CONSIDERABLE ATTENTION GIVEN TO THE SOUTHARD FINANCIAL OPINION AS TO THE FAIR VALUE OF CBC HOLDING COMPANY'S COMMON STOCK. WE HAVE ALSO EXTENDED THE DISCUSSION UNDER "OPINION OF INDEPENDENT FINANCIAL ADVISOR" TO DISCLOSE THE WEIGHTS ASSIGNED BY SOUTHARD TO EACH OF THE VALUATION METHODOLOGIES IN MAKING ITS VALUATION DETERMINATION.

42. Fill in the blanks in this section so that the fairness discussion is complete. It is unclear why you have left the market price information blank, as it appears the board has reached its fairness determination. If it has not, please advise. Provide the date of the board's fairness determination.

     BECAUSE ANY TRADING ACTIVITY OF CBC HOLDING COMPANY'S COMMON STOCK, AS IT OCCURS, TAKES PLACE IN PRIVATELY NEGOTIATED TRANSACTIONS WHICH THE COMPANY DOES NOT TRACK, WE HAVE REVISED THIS SECTION TO DISCLOSE THAT TO THE COMPANY'S KNOWLEDGE, CBC HOLDING COMPANY'S COMMON STOCK HAS TRADED AT PRICES RANGING FROM $10.00 TO $13.50 OVER THE PAST TWO YEARS. IN ADDITION, WE HAVE PROVIDED THAT THE DATE OF THE BOARD'S FAIRNESS DETERMINATION WAS AUGUST 3, 2005.

Procedural Fairness, page 25
----------------------------

43. Revise the disclosure at the top of page 25 to clarify that requiring the transaction to be approved by a majority of the minority usurps the ability of affiliates to approve the transaction.

     WE HAVE REVISED OUR DISCLOSURE TO CLARIFY THAT REQUIRING THE TRANSACTION TO BE APPROVED BY A MAJORITY OF THE UNAFFILIATED SHAREHOLDERS USURPS THE POWER OF THE HOLDERS OF GREATER THAN A MAJORITY OF CBC HOLDING COMPANY'S SHARES, INCLUDING AFFILIATES OF CBC HOLDING COMPANY, TO APPROVE THE REORGANIZATION PLAN.

Opinion of Southard Financial, page 23
--------------------------------------

44. In the heading and text, disclose upon what issues Southard Financial was requested to opine. Note also on page 26.

     WE HAVE REVISED THE HEADING OF THIS SECTION TO REFLECT THAT SOUTHARD FINANCIAL WAS ENGAGED TO OPINE AS TO THE FAIR VALUE OF CBC HOLDING COMPANY'S COMMON STOCK. WE HAVE MADE A SIMILAR REVISION TO THE SECTION UNDER THE HEADING "OPINION OF INDEPENDENT FINANCIAL ADVISOR."

45. We remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 13


     separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like. Also, confirm to us that you have described in detail all oral presentations made to the board by Southard Financial concerning the valuation methodologies it used in preparing its opinion.

     NO ORAL PRESENTATIONS WERE MADE TO THE BOARD BY SOUTHARD FINANCIAL. WE HAVE DESCRIBED IN DETAIL THE REPORT PROVIDED BY SOUTHARD FINANCIAL TO THE BOARD. THIS IS THE ONLY SUCH ITEM 1015 REPORT RELATED TO THIS TRANSACTION.

Opportunity to Liquidate Shares of Common Stock, page 23
--------------------------------------------------------

46. On page 24 you note that the board is not aware of any firm offers. Please advise us whether there were any offers or discussion with respect to the sale of the company. Also disclose whether or not the board attempted to sell the company. If there were attempts to sell the company, outline to shareholders what happened.

     CBC HOLDING COMPANY HAS NOT RECEIVED ANY OFFERS TO BUY THE COMPANY AND THE COMPANY HAS MADE NO EFFORT TO SELL.

Opinion of Independent Financial Advisor, page 26
-------------------------------------------------

47. Identify the nature and relationship of Powell Goldstein to CBC. Also disclose the payment arrangements, for example, is this amount unconditional or is it based on successful completion of the transaction.

     WE HAVE REVISED THE PROXY STATEMENT TO STATE THAT POWELL GOLDSTEIN LLP SERVES AS OUTSIDE LEGAL COUNSEL TO CBC HOLDING COMPANY, AND THAT ITS PAYMENT OF $2,500 TO SOUTHARD IS TO BE REIMBURSED BY CBC HOLDING COMPANY. THIS FEE IS NOT CONDITIONED UPON THE SUCCESSFUL COMPLETION OF THE TRANSACTION.

Analysis under Asset-based Approach, page 26
--------------------------------------------

48. Please provide concluding values on a per share basis, such as the adjusted valuation asset based approach value on page 27, page 29 and, in the table on page 30, in the line item, Valuation - Whole Bank Transactions Method, give each on a per share basis.

     THE RESULTS ON PAGES 27, 29, AND 30 ARE REPRESENTATIVE OF THE VALUE OF COMMUNITY BANKING COMPANY, THE SUBSIDIARY BANK OF CBC HOLDING COMPANY, AND ALL OF THE BANK'S OUTSTANDING SHARES ARE OWNED BY CBC HOLDING COMPANY. THEREFORE, SOUTHARD FINANCIAL DID NOT CONSIDER THE PER SHARE VALUE OF THE SUBSIDIARY BANK ITSELF (AS OPPOSED TO THE HOLDING COMPANY) TO BE RELEVANT TO THE ANALYSIS OR TO THE VALUE OF THE HOLDING COMPANY. RATHER, THE APPRAISER FELT THAT SUCH A FIGURE WOULD BE MORE CONFUSING THAN HELPFUL. NOTE THAT TABLE 11 SHOWS THAT THE HOLDING COMPANY DOES HAVE SOME ASSETS NOT CARRIED AT THE BANK LEVEL. SINCE THE FIGURES YOU REFER TO ARE VALUES FOR THE BANK AND NOT THE HOLDING COMPANY, WE HAVE EXPRESSED THE RANGE OF PER SHARE VALUES FOR THE HOLDING COMPANY UNDER "FAIRNESS OF THE REORGANIZATION."

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 14


49. In table 8, an investor's required rate of return 14% is used. We note the disclosure on page 23, where shareholders at $17.80 receive an annualized return of 6.24%. Please note the value had the computation used 6.24%.

     THE 6.24% FIGURE REPRESENTS THE ACTUAL ANNUAL RATE OF RETURN ON INVESTMENT IN CBC HOLDING COMPANY STOCK, WHICH IS NOT A MARKET RETURN. THE APPROPRIATE RATE AT WHICH TO DISCOUNT PROJECTED EARNINGS SHOULD BE A MARKET RATE OF RETURN. FURTHER, THE ACTUAL RATE IS NOT APPROPRIATE FOR THE FOLLOWING
     REASONS: (1) PROJECTED EARNINGS ARE MUCH LESS CERTAIN THAN HISTORICAL EARNINGS, AND THUS COMMAND A MUCH HIGHER DISCOUNT RATE; (2) 6.24% IS ONLY 1.84% HIGHER THAN THE 20-YEAR GOVERNMENT BOND RATE (RISK-FREE), AND IS THEREFORE NOT ADEQUATE TO DISCOUNT PROJECTED EARNINGS, WHICH ARE SUBJECT TO MULTIPLE RISK FACTORS.

Discounted Cash Flow Method, page 31
------------------------------------

50. Clarify how the advisor chose a 5% earnings growth rate. Is this value consistent with the company's historical growth? Provide similar clarification regarding the assumed equity/asset ratio of 8%.

     THE 5% EARNINGS GROWTH RATE IS GENERALLY SUPPORTED BY SEVERAL FACTORS, INCLUDING (FOR THE PERIOD FROM DECEMBER 31, 2000 TO MARCH 31, 2005) ANNUALIZED GROWTH IN ASSETS (6.89%); NET INCOME (7.75%); NET INTEREST INCOME (4.24%); AND BASIC OPERATING INCOME (9.77%). WHILE THESE GROWTH RATES WERE ACHIEVED OVER ABOUT A 4-YEAR PERIOD, THE 5% RATE IS INTENDED TO REPRESENT A LONG-TERM SUSTAINABLE GROWTH RATE. FURTHER, THE GROWTH RATE CAN BE ESTIMATED BY ADDING THE FOLLOWING GROWTH FACTORS: UNDERLYING POPULATION GROWTH IN BEN HILL COUNTY (-0.14% COMPOUND ANNUAL GROWTH BETWEEN APRIL 2000 AND JULY 2004); THE INFLATION RATE IN THE SOUTHERN REGION (2.41% COMPOUND ANNUAL GROWTH BETWEEN 2000 AND JUNE 2005); AND THE CHANGE IN THE BANK'S MARKET SHARE (3.07% COMPOUND ANNUAL GROWTH BETWEEN JUNE 2000 AND JUNE
     2005). THE SUM OF THESE THREE GROWTH FACTORS IS 5.34%, WHICH IS APPROXIMATED BY THE 5% GROWTH RATE USED IN THE ANALYSIS.

     THE 8% EQUITY/ASSETS RATIO CORRESPONDS WITH THE FDIC'S MINIMUM TOTAL RISK-BASED CAPITAL RATIO TO BE CONSIDERED ADEQUATELY CAPITALIZED, AND IS WELL WITHIN THE RANGE OF EQUITY/ASSETS RATIOS OF PUBLICLY TRADED BANKS AS OF MARCH 31, 2005. FURTHER, AN ACQUIRER OF THE BANK WOULD LIKELY REMOVE EXCESS CAPITAL ABOVE THE 8% LEVEL AS IT MERGED THE BANK INTO ITS OVERALL SYSTEM.

Dissenters' Rights, page 34
---------------------------

51. Please give the address to which shareholders must write to give notice, referenced at the top of page 35.

     WE HAVE REVISED THIS SECTION TO PROVIDE THE ADDRESS TO WHICH SHAREHOLDERS MUST WRITE TO GIVE NOTICE OF THEIR INTENT TO DISSENT.

Solicitation of Proxies, page 36
--------------------------------

52. Disclose all means by which you will solicit proxies. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 15


     CBC HOLDING COMPANY WILL ONLY SOLICIT PROXIES BY MEANS OF PERSONAL INTERVIEW, TELEPHONE, FAX, OR MAIL, AND WILL FILE WITH THE SEC ALL WRITTEN SOLICITATION MATERIALS, INCLUDING SCRIPTS AND OUTLINES USED TO SOLICIT PROXIES BY TELEPHONE.

Source of Funds and Expenses, page 42
-------------------------------------

53. Clarify your plans for issuing trust preferred securities. File the commitment letter from StoneCastle as an exhibit to the Schedule 13E-3.

     WE HAVE REVISED THIS SECTION TO DESCRIBE HOW THE ISSUANCE OF TRUST PREFERRED SECURITIES MAY BE USED TO PROVIDE ADDITIONAL FUNDING FOR THE REORGANIZATION. WE HAVE ALSO REVISED THIS SECTION TO CORRECT OUR DISCLOSURE REGARDING THE COMMITMENT LETTER FROM STONECASTLE, AS CBC HOLDING COMPANY HAS NOT YET SIGNED A COMMITMENT LETTER WITH STONECASTLE.

Stock Ownership, page 51
------------------------

54. Revise the table, or provide an additional table, which discloses each person's percentage of beneficial ownership after the reorganization.

     WE HAVE REVISED THE TABLE TO DISCLOSE EACH PERSON'S PERCENTAGE OF BENEFICIAL OWNERSHIP AFTER THE REORGANIZATION.

Market for Common Stock, page 53
--------------------------------

55. For each period required, please provide the high and low of which management is aware. This information is particularly important given the lack of any other source for this information.

     CBC HOLDING COMPANY'S COMMON STOCK IS NOT ACTIVELY TRADED, AND SUCH TRADING ACTIVITY, AS IT OCCURS, TAKES PLACE IN PRIVATELY NEGOTIATED TRANSACTIONS WHICH THE COMPANY DOES NOT TRACK. WE HAVE REVISED THIS SECTION TO DISCLOSE THAT, TO THE COMPANY'S KNOWLEDGE, ITS STOCK HAS TRADED AT PRICES RANGING FROM $10.00 TO $13.50 PER SHARE OVER THE PAST TWO YEARS.

56. You reference non-voting stock in the second paragraph on page 54. Please disclose whether you have non-voting stock outstanding or plan to issue it.

     WE HAVE DELETED THE REFERENCE TO NON-VOTING STOCK IN THIS SECTION AS CBC HOLDING COMPANY HAS NEITHER NON-VOTING STOCK OUTSTANDING NOR PLANS TO ISSUE NON-VOTING STOCK.

Additional Information, page 55
-------------------------------

57.  We note that you have incorporated by reference the information required by
     Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of Schedule 14A and Part C, Item 15 of Form S-4. We note that you had a public float of $9,514,752 as of December 30, 2004. It appears your public float is insufficient for you to be eligible to incorporate by reference in this manner. Please revise the document accordingly or provide us your analysis. Refer to Item 14(e)(1) of
     Schedule 14A and Part C, Item 16 or Item 17 of Form S-4, as applicable to you.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 16


     WE HAVE REVISED THE PROXY STATEMENT TO ATTACH THE INFORMATION REQUIRED BY
     ITEM 14(C)(2) AS APPENDICES F AND G.

Selected Historical Data, page 57
----------------------------------

58.  Please give the key performance ratios on a percentage basis.

     WE HAVE REVISED OUR DISCLOSURE TO PROVIDE PERFORMANCE RATIOS ON A PERCENTAGE BASIS.

59. Provide the ratio of earnings to fixed charges for the years ended December 31, 2004 and 2003.

     MANAGEMENT HAS REVIEWED THE REQUIREMENTS FOR DISCLOSURE OF A RATIO OF EARNINGS TO FIXED CHARGES AND HAS DETERMINED THAT DISCLOSURE IS NOT REQUIRED BECAUSE THE CBC HOLDING COMPANY DOES NOT HAVE ANY "FIXED CHARGES" WITHIN THE MEANING OF ITEM 503(D) OF REGULATION S-K. ACCORDINGLY, WE HAVE REMOVED THE LINE ITEM "RATIO OF EARNINGS TO FIXED CHARGES" FROM THIS SECTION.

Other Information
-----------------

     Attached as Appendix A to this letter is a statement from the Company and
                 ----------
each filing person acknowledging that:

          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                        Very truly yours,



                                        /s/ James C. Wheeler
                                        James C. Wheeler

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                   January 9, 2006
                                                                         Page 17


cc:       Mr. George M. Ray
          Mr. Grayson Dent
          Kathryn L. Knudson, Esq.
          Lauren E. Gudritz, Esq.

                                    EXHIBIT 1
                                    ---------

                        [CBC HOLDING COMPANY LETTERHEAD]



                                     [Date]

[Shareholder name]

[Shareholder address]

Dear [Shareholder name],

     Pursuant to the enclosed proxy statement, the purpose of this letter is to inform you that as of _________, 2006 you are a member of one of the 70 Qualifying Family Groups of shareholders of CBC Holding Company, as those Groups are described on pages 1 and 2 of the proxy statement. Under the reorganization plan described in the enclosed proxy statement, shareholders must be a member of one of the 70 Qualifying Family Groups, employees of CBC Holding Company, or emeritus directors of CBC Holding Company in order to retain their shares in the company after the proposed reorganization. You are a member of one of the 70 Qualifying Family Groups because you, together with your family members, if any, are one of the 70 family groups of shareholders collectively holding the most shares of common stock of CBC Holding Company.

     Because some shareholders may wish to purchase additional shares after the date of the proxy statement, the 70 Qualifying Family Groups may change from __________, 2006, to _____________, 2006, when the final determination will be made. Therefore, although you are a member as of ____________, 2006, you may not be as of ____________, 2006. CBC Holding Company will make a final determination of the 70 Qualifying Family Groups on __________, 2006. CBC Holding Company will send a letter to members of the final 70 Qualifying Family Groups as well as shareholders who received this preliminary letter but who are no longer members of one of the 70 Qualifying Family Groups shortly after the final determination is made.

     If you have any questions about the reorganization plan or your membership in one of the 70 Qualifying Family Groups, please contact George M. Ray at (229) 423-4321.


                                        Sincerely,


                                        George M. Ray

                                        President and Chief Executive Officer

                        [CBC HOLDING COMPANY LETTERHEAD]



                                     [Date]

[Shareholder name]

[Shareholder address]

Dear [Shareholder name],

     As of _________, 2006, CBC Holding Company has made its final determination that you are a member of one of the 70 Qualifying Family Groups of shareholders of CBC Holding Company pursuant to the reorganization plan as described in the proxy statement previously mailed to you and dated _________, 2006. Therefore, you are entitled to elect to retain your shares in the reorganization. You are a member of one of the 70 Qualifying Family Groups because you, together with your family members, are one of the 70 family groups of shareholders collectively holding the most shares of common stock of CBC Holding Company.

     If you wish to remain as a shareholder of CBC Holding Company, you must be eligible to be a shareholder of an S corporation and you must sign and return the following documents to CBC Holding Company at or before 5:00 p.m. on _____________, 2006, all in accordance with the section of the proxy statement titled "Description of the Plan":

          - CBC Holding Company Shareholders Agreement (the blue attachment is the signature page)
          -    S-Corporation Election Form 2553 (the yellow attachment).


     If you have any questions about the reorganization plan, your membership in one of the 70 Qualifying Family Groups, or the requirements for retaining your shareholder status, please contact George M. Ray at (229) 423-4321.


                                        Sincerely,


                                        George M. Ray

                                        President and Chief Executive Officer

                                   APPENDIX  A
                                   -----------

     CBC Holding Company (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


This 9th day of January, 2006.

                                 CBC HOLDING COMPANY

                                 By:  /s/ George M. Ray
                                      ------------------------------------------
                                           George M. Ray
                                           President and Chief Executive Officer

                                 CBC INTERIM CORPORATION
                                 By:  /s/ George M. Ray
                                      ------------------------------------------
                                           George M. Ray
                                           President


                                 OTHER FILING PERSONS:

                                 /s/ Sidney S. (Buck) Anderson
                                 -------------------------------------
                                 Sidney S. (Buck) Anderson

                                 /s/ James Thomas Casper, III
                                 -------------------------------------
                                 James Thomas Casper, III

                                 /s/ Charles A. (Pete) Clark, Sr.
                                 -------------------------------------
                                 Charles A. (Pete) Clark, Sr.

                                 /s/ John T. Croley, Jr.
                                 -------------------------------------
                                 John T. Croley, Jr.

                                 /s/ A.B.C. (Chip) Dorminy, III
                                 -------------------------------------
                                 A.B.C. (Chip) Dorminy, III

                                 /s/ John S. Dunn
                                 -------------------------------------
                                 John S. Dunn

                                 /s/ Lee Phillip Liles
                                 -------------------------------------
                                 Lee Phillip Liles

                                 /s/ Steven L. Mitchell
                                 -------------------------------------
                                 Steven L. Mitchell

                                 /s/ James A. Parrot, II
                                 -------------------------------------
                                 James A. Parrot, II

                                 /s/ George M. Ray
                                 -------------------------------------
                                 George M. Ray

                                 /s/ Hulin Reeves, Jr.
                                 -------------------------------------
                                 Hulin Reeves, Jr.

                                 /s/ Robert E. Sherrell
                                 -------------------------------------
                                 Robert E. Sherrell

                                 /s/ John Edward Smith, III
                                 -------------------------------------
                                 John Edward Smith, III

                                 /s/ Wyndall L. Walters
                                 -------------------------------------
                                 Wyndall L. Walters